BLACKHAWK BIOFUELS, LLC
22 South Chicago Avenue
Freeport, Illinois  61032
(815) 235-2461

May 4, 2007

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:          Blackhawk Biofuels, LLC

Registration Statement on Form SB-2

File No. 333-136353

Ladies and Gentlemen:

The undersigned, Blackhawk Biofuels, LLC, a Delaware limited liability company (the “Registrant”), respectfully requests withdrawal of its Post-Effective Amendment No. 1 to its Registration Statement on Form SB-2 (File No. 333-136353) which was inadvertently filed under the EDGAR tag POS AM on May 2, 2007.  The correct EDGAR tag should have been POS EX.  A corrected filing of the Post-Effective Amendment with the EDGAR tag POS EX was also made on May 2, 2007 and became effective upon filing.

Should you have any questions regarding the foregoing request, please contact our counsel, Dean R. Edstrom, of Lindquist & Vennum PLLP, at 612-371-3955 or dedstrom@lindquist.com.

Thank you for your assistance.

Very truly yours,

BLACKHAWK BIOFUELS, LLC

By:	/s/ RONALD MAPES
Ronald Mapes, Chair